FRED'S INC.

2005 Annual Report

Planning For GROWTH

Focused On CUSTOMER SATISFACTION

COMPANY PROFILE

Founded in 1947, Fred's operates 645 discount general merchandise stores, including 24 franchised Fred's stores, mainly in the southeastern states. Fred's stores stock more than 12,000 frequently purchased items that address the everyday needs of its customers, including nationally recognized brand name products, proprietary Fred's label products, and lower-priced, off-brand products. The Company is headquartered in Memphis, Tennessee.



NUMBER OF COMPANY-OWNED AND FRANCHISED STORES BY STATE


8
2
12
11
1
66
93
26
42
108
88
107
17
46
18

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)	**January 28, 2006**	January 29, 2005
OPERATING DATA, FOR THE YEAR ENDED		
Net sales	**$ 1,589,342**	$ 1,441,781
Operating income	**40,081**	39,426
Net income	**26,094**	27,952
Net income per share - diluted	**0.66**	0.71
Weighted average shares outstanding - diluted	**39,772**	39,532
BALANCE SHEET DATA, AS OF		
Working capital	**$ 214,020**	$ 206,417
Total assets	**498,141**	465,224
Long-term debt (including capital leases)	**6,815**	24,212
Shareholders' equity	**339,595**	314,546
Long-term debt to equity	**2.0%**	7.7%

Net Sales


$2,000
(in millions)
1,500
1,000
500
01 02 03 04 05

Comparable Store Sales Increase


12%
10
8
6
4
2
01 02 03 04 05

Diluted Net Income Per Share


$1.0
0.8
0.6
0.4
0.2
01 02 03 04 05

Store Count


800
(end of period)
700
600
500
400
300
200
100
01 02 03 04 05
Company-owned Stores
Pharmacies

Selling Space (Square Footage)


10,000
(in thousands)
8,000
6,000
4,000
2,000
01 02 03 04 05

Sales Per Square Foot


200
150
100
50
01 02 03 04 05

LETTER TO SHAREHOLDERS

As we began 2005, we considered our plan for the year to be solid and our roadmap effective to achieve growth and improved profits. Our refrigerated foods initiative was set to extend chain-wide in 2005, broadening our appeal and convenience to customers and helping overcome the significant and growing drag on the economy – and consumer spending – caused by higher energy costs, particularly the run-up in gasoline prices. In fiscal 2004, our pharmacy department, a key competitive distinction for Fred's, registered sales gains in excess of our store average and was poised for continued growth in 2005. With these and other technology and operational initiatives in place for the year, we expected Fred's to post sales and earnings growth in 2005. That was before another spike in gas and energy prices, before sweeping changes to the Medicaid program in two of our key pharmacy states, before the margin impact from the implementation of Medicare Part D, and before Hurricanes Katrina, Rita and Wilma.

These challenges clearly affected us in 2005, restraining comparable store growth and resulting in lower earnings – and the lingering effects have continued into 2006. Addressing these short-term challenges is a key component of our goal to expand our operating margin to 5% during fiscal 2008 and extend those benefits into fiscal 2009. Everyday low pricing is no longer an optional industry driver – it's a necessity, and successful retailers must go well beyond mere price competition. We believe that to grow profitably over the next five years, we must devote more attention than ever to our customers.

To ensure we are doing so, we have developed two initiatives: the merchandising refresher program and our "Service with a New Shine" (SWANS) program, as highlighted in this report. Our plan for 2006 has taken into consideration the current known pharmacy issues, along with anticipated improvement in traffic. We began our merchandising refresher program last year, changing out approximately 4.5% of our store selling space by introducing coolers for our refrigerated foods program, with a goal toward refreshing an additional 4% of our selling space in 2006 and in each future year.

The expected boost from these programs, and the lapping of cuts in Medicaid programs in Mississippi and Tennessee, are essential to our forecasted 14%-22% increase in net income next year.

Financial and Operational Review

Sales for 2005 increased 10% to $1.589 billion from $1.442 billion in fiscal 2004. The increase reflected a greater amount of selling space resulting from new store and pharmacy openings and 1.2% higher comparable store sales for the year. On a comparable store basis, customer transactions declined 0.3% during 2005 while the average customer purchase increased 1.5%.

These results were below our expectations, with the changes in the state Medicare programs accounting for the majority of the drop in our comparable store performance. Net income for the year was $26.1 million or $0.66 per diluted share, down 7% from $28.0 million or $0.71 per diluted share for fiscal 2004. Although gross profit and operating income for 2005 both improved slightly over the preceding year despite the unusual challenges we faced, our operating margin declined to 2.5% from 2.7% in 2004, primarily because of higher fuel costs, utilities, and hurricane-related repairs and maintenance.

Store Expansion

The majority of our sales increase in 2005 was driven by the opening of 65 new stores and 20 pharmacies, both of which met our original expectations for the year. We also closed seven stores during the year, three of which had pharmacies. The net number of openings for the year increased our selling space to just over nine million square feet, up 10% from 2004.


GROCERIES
Guaranteed Fresh Everyday!
MILK & DAIRY
EGGS, MEAT & CHEESE

MERCHANDISING REFRESHER PROGRAM

FRED'S REFRIGERATED FOODS PROGRAM IS THE FIRST STEP IN ALIGNING AND REFRESHING OUR PRODUCT MIX TO MEET THE INTERESTS OF OUR CUSTOMERS.



SERVICE WITH A NEW SHINE

AT FRED'S, CUSTOMERS VOTE WITH THEIR POCKETBOOKS AND RETURN BECAUSE OF FRIENDLY, ATTENTIVE SERVICE.

Continuing to take advantage of the capacity offered by our distribution center in Dublin, Georgia, most of our store growth during 2005 occurred in Georgia, Alabama, and the Carolinas. West of the Mississippi, we expanded the reach of our Memphis distribution center into Oklahoma during 2005 and increased our presence in Texas.

Of course, one of the most significant events of 2005 came in late August in the form of Hurricane Katrina. Although three major hurricanes affected the Gulf Coast states during the year, Katrina was the big one. With about 150 of our stores in close proximity to Katrina's landfall and impact zone, approximately 90 stores were closed for some period of time – up to 10 days – for storm preparation, evacuation, clean-up and repairs. Three stores, included among those as closed in 2005, were completely destroyed.

In the coming year, we expect to open 60-70 new stores and 20-25 new pharmacies. Net of anticipated store and pharmacy closings, we expect that this expansion will increase our total retail selling space in the range of 8%-10% in 2006.

Challenges and Plans

Though 2005 was a difficult year, we consider the year's challenges to be short-term and believe that 2006 will show meaningful improvement. Although devastating, Hurricane Katrina nonetheless represented only a temporary disruption to our business. As an act of nature, it perhaps was the easiest to grasp in terms of impact and duration. Other issues in 2005, especially those dealing with pharmacy reimbursements, require us to cycle through their impact.

A most pervasive industry issue affecting Fred's has to do with consumers, who are dealing with high gas prices, increased energy bills, and rising interest costs. As a result, discretionary spending has been oriented toward lower-margin basic consumables. Although this has had an impact on our target market, it also has made consumers at all income levels focus on value shopping, thus expanding our value-oriented customer base.

To take advantage of this opportunity, we implemented a number of initiatives during 2005 and into 2006. The merchandising refresher program is Fred's plan to make sure we can grow our store and continue to build basic traffic for the next five years. This program uses category management as a centerpiece for determining how our customers are voting on the merchandise we offer at Fred's. By using both contribution per foot and sales per foot, we even the playing field among lines to determine which categories our customers believe are important and which should be traded out. The most prominent refresher effort to date has been our refrigerated foods initiative, the rollout of which we completed last October, adding a totally new merchandise category in about 3% of our space. From the outset, this initiative has achieved sales expectations, driving traffic and helping increase our average ticket total. Our merchandise refresher program is planned to improve the quality of our product mix, leading to a change or update of 20% to 25% of the merchandise selection in our stores over a four-year period.

Along with our merchandising refresher program, we have continued our emphasis on store training for better operations and customer service. This includes incentive programs for store management that reward exemplary performance at the store level and our SWANS program to help ensure great service for our customers. When married to an Everyday Low Pricing strategy, this tandem of the refresher program, which focuses on what the customer wants in our store, and the SWANS program, which focuses on how the customer is treated, we believe these initiatives are key to giving Fred's an edge in winning customers.

Last year, we also confronted several regulatory issues affecting our pharmacy operations, including cuts to Medicaid programs in two key states – Mississippi and Tennessee. In January 2005, the last month of our fiscal year, an additional challenge arose for us with the implementation of the new Medicare program, with its new Part D that required those covered by state Medicaid programs to move to the new, lower-margin Medicare program. This shift in dual-eligible customers affected us more than our competitors, since our customer base has a substantially greater percentage of Medicaid customers than do the larger national chains. Going forward, however, we expect the margin impact of this regulatory change will be offset by an increase in prescription counts and the introduction of new generic drugs, which carry higher gross margins. Consequently, we expect a net positive impact on our pharmacy department performance by the end of the coming year. What remains unknown is the margin impact, if any, from the introduction of an Average Manufacturer's Price program for generic drugs in 2006.

Obviously, these regulatory changes will create additional pressures on small, independent pharmacists. We believe this shifting, uncertain environment may lead to increased acquisition opportunities for Fred's. The recently renegotiated supply contract with our primary pharmaceutical wholesaler will be in effect for all of 2006 and carries better pricing on both generics and name-brand drugs.

In the face of higher costs, most notably rising interest expense and energy costs, we have taken many steps to improve our store performance, boost return on investment, and reduce supply chain costs. New technology, such as point-of-sale systems upgrades and the widespread implementation of radio frequency devices for inventory control and planning, along with aggressive labor management, already are producing tangible benefits. In 2005, inventory turnover improved to 3.8 times from 3.7 times. This solid inventory management helped strengthen our cash flow, contributing to increased store expense leverage and allowing us to reduce long-term debt by $17 million or 68% during the year. We expect these initiatives to remain positive for us in 2006, in conjunction with other new programs intended to drive down supply chain costs even further.

Outlook

Although the past year was not up to our expectations, we are confident that the initiatives we have implemented will produce positive results for us in 2006. Fred's has a unique niche in the retail market. As the big-box retailers continue to expand, they open up additional markets for the alternative shopping trip providers, like Fred's. We believe customers will choose the shopping environment that responds best to their demand for service, value pricing, and the products they expect. We intend to listen and react to make sure they choose FRED'S!

Thank you for
your continued support.



Michael J. Hayes
Chief Executive Officer



THE PHARMACY DISTINCTION

FRED'S PHARMACY MEANS CONVENIENT, FAST AND FRIENDLY SERVICE.

FOURTH FRIDAYS AT FRED'S AND TOWN HALL MEETINGS TURN DIFFICULT PROBLEMS INTO EASIER DECISIONS.

SELECTED FINANCIAL DATA

Our selected financial data set forth below should be read in connection with "Managements Discussion and Analysis of Financial Condition and Results of Operation" and the Consolidated Financial Statements and Notes thereto included elsewhere in the Annual Report.

(in thousands, except per share amounts)	**2005**	2004	2003	2002	2001
Statement of Income Data:					
Net sales	**$ 1,589,342**	$ 1,441,781	$ 1,302,650	$ 1,103,418	$ 910,831
Operating income	**40,081**	39,426	49,100	41,487	31,022
Income before income taxes	**39,255**	38,633	48,702	41,284	29,411
Provision for income taxes	**13,161**	10,681	15,907	13,793	10,226
Net income	**26,094**	27,952	32,795	27,491	19,185
Net income per share:[1]					
Basic	**0.66**	0.71	0.85	0.72	0.54
Diluted	**0.66**	0.71	0.83	0.70	0.53
Cash dividend paid per share[1]	**0.08**	0.08	0.08	0.08	0.08
Selected Operating Data:					
Operating income as a percentage of sales	**2.5%**	2.7%	3.8%	3.8%	3.4%
Increase in comparable store sales [2]	**1.2%**	2.2%	5.7%	11.2%	10.5%
Stores open at end of period	**621**	563	488	414	353
Balance Sheet Data (at period end):					
Total assets	**$ 498,141**	$ 465,224	$ 408,793	$ 342,785	$ 281,986
Short-term debt (including capital leases)	**1,053**	684	743	905	1,240
Long-term debt (including capital leases)	**6,815**	24,212	7,289	2,510	1,320
Shareholders' equity	**339,595**	314,546	286,350	247,433	216,295

[1] Adjusted for the 5-for-4 stock split effected on June 18, 2001, the 3-for-2 stock split effected on February 1, 2002, and the 3-for-2 stock split effected on July 1, 2003.

[2] A store is first included in the comparable store sales calculation after the end of the twelfth-month following the store's grand opening month.

MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL ACCOUNTING PERIODS

The following information contains references to years 2005, 2004, and 2003, which represent fiscal years ended January 28, 2006, January 29, 2005, and January 31, 2004, each of which was a 52-week accounting period. This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. Our discussion should be read in conjunction with the Forward-Looking Statements/Risk Factors disclosures included herein.

EXECUTIVE SUMMARY

Throughout 2005, Fred's continued to focus our merchandising and store direction on maintaining a competitive differentiation within the $25 shopping trip. Our unique store format and strategy combine the attractive elements of a discount dollar store, drug store and mass merchant. In comparison, the discount dollar stores average $8-$9 and chain drugs and mass merchants average in the range of $40-$80 per transaction. Our stores operate equally well in rural and urban markets. Our product selection is enhanced by a private label program and opportunistic buys. Our everyday low pricing strategy is supplemented by 14 promotional circulars per year. In the fourth quarter, we invested in more aggressive television and radio advertising to help drive sales in our highly competitive markets.

In 2005, the Company continued the strategic growth direction to grow its store base. We opened 65 new stores and 20 new pharmacies in 2005. We closed seven stores and three pharmacies during the year. The majority of the new store and pharmacy openings were in Alabama, Georgia, Texas, and North Carolina. We have now entered into Oklahoma with the opening of one new store in 2005. The Company's selling space increased 10% to 9.1 million square feet at the end of this year, as compared to 8.3 million square feet at the end of last year.

A new initiative in 2005 was the addition of our new refrigerated foods program, which has added a totally new merchandise category in our stores. The rollout of the coolers was completed on time and under budget. This rollout greatly enhanced the convenience of our stores. The program is seen as a sound traffic generator while lifting our comparable store average customer transaction amount. Stores equipped with the refrigerated foods program accept government assistance cards.

Inventory initiatives during 2005 resulted in a per store average reduction of 4% year-over-year. Overall increases in inventory levels related to elevated levels at the distribution centers to support new allocation and sorting programs. Improvements in purchasing and more effective inventory systems have helped to minimize inventory throughout the stores, resulting in better cash flow and inventory turnover and store labor expense leveraging. At the end of 2005, long-term indebtedness was $6.8 million compared with $24.2 million at the prior year-end, a reduction of $17 million. Inventory turns improved from 3.7 to 3.8 times. In 2005, store labor expense improved by 0.4% over the prior year.

During the year, the Company saw continued payback on key technology initiatives we implemented. These initiatives include store point of sale systems upgrades, allocation system upgrades, and radio frequency devices in the stores to facilitate scanning in-store deliveries and correct inventory counts.

In 2005, while the Company made important strides internally on productivity initiatives, the external economic environment in which we operate was very challenging. We experienced a continued product mix shift toward basic and consumable products because customers changed their shopping habits as they adapted to reduced discretionary income due to rising energy costs. The pharmacy department business was affected by two key events. On August 1, 2005, the State of Tennessee initiated significant cuts to its "TennCare" Medicaid program, eliminating approximately 230,000 recipients and reducing the allowed prescriptions for all other enrollees from an unlimited number to just five per month. This action has had a dramatic impact on the pharmacy sales of our almost 100 stores in the state. The impact of this sales loss to earnings was approximately two cents per diluted share in each of the third and fourth quarters. On January 1, 2006, the Medicare Part D program, which impacts eligible seniors and disabled customers, became effective which required those covered by Medicaid programs to move to that new, lower margin program. The movement of prescriptions transferred was greater than expected and reduced earnings by an additional one cent (post tax) per diluted share in the fourth quarter.

Additionally, in 2005 Hurricanes Katrina and Rita impacted the Gulf Coast, affecting a large part of our service area. The storms caused the temporary closure of up to 90 stores for up to 10 days at the peak of Hurricane Katrina, and resulted in the complete destruction of three stores. The most significant losses caused by the storms were inventory and fixed assets, in the form of store fixtures and improvements. These losses were partially offset by insurance proceeds, and the Company expects to record additional insurance proceeds as they are received. While business interruption was experienced during the storms, the Company did not receive and did not record any business interruption insurance proceeds as revenue and will not do so until the business interruption claims are substantially settled.

In 2006, the Company plans to open 60-70 new stores and 20-25 new pharmacies, with the net effect being an increase in selling space in the range of 8% to 10%. Increased selling space will help drive increases in total sales, while comparable store sales increases will be driven by our continued focus on merchandising, with initiatives such as our Merchandise Refresher program. Additionally, our newly implemented cooler program will continue to drive increases in comparable store sales. The Company will continue in 2006 with capital investment in infrastructure, including new store expansion, distribution center upgrades and further development of our information technology capabilities.

Key factors that will be critical to the Company's future success include managing the growth strategy for new stores and pharmacies, including the ability to open and operate effectively, maintain high standards of customer service, maximizing efficiencies in the supply chain, controlling working capital needs through improved inventory turnover, and increasing the operating margin through improved gross profit margin and leveraging operating costs, and generating the adequate cash flow to fund the Company's expansion.

In 2006, other factors that will affect Company performance include the managing the impacts of the implementation of Medicare Part D which has a negative effect on gross margin with a partial positive offset from increasing Part D scripts, implementation of the federally approved change in pricing of generic pharmaceuticals to Average Manufacturer's Price (AMP) which could negatively affect gross margin and the implementation of Financial Accounting Standard No 123R, "Share Based Payments" which increases compensation expense.

CRITICAL ACCOUNTING POLICIES

The preparation of Fred's financial statements requires management to make estimates and judgments in the reporting of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. Our estimates are based on historical experience and on other assumptions that we believe are applicable under the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities that are not readily apparent from other sources. While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the Consolidated Financial Statements, the Company cannot guarantee that the estimates and assumptions will be accurate under different conditions and/or assumptions. A summary of our critical accounting policies and related estimates and judgments, can be found in Note 1 to the Consolidated Financial Statements and the most critical accounting policies are as follows:

Inventories. Warehouse inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margin are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margin. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Based upon our historical information we have not experienced any significant change in our cost valuation for the years 2005 and 2004. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market. For pharmacy inventories, which are approximately $35.5 million and $35.1 million at January 28, 2006 and January 29, 2005, respectively, cost was determined using the retail LIFO (last-in, first-out) method in which inventory cost is maintained using the RIM method, then adjusted by application of the Producer Price Index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of inventories exceeded the LIFO cost by approximately $12.2 million at January 28, 2006 and $9.7 million at January 29, 2005. The LIFO reserve increased by approximately $2.5 million, $1.9 million, and $1.6 million, during 2005, 2004, and 2003, respectively.

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal as a component of operating income. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

In the fourth quarter of 2004, the Company changed the estimated lives of certain store fixtures from five to ten years. Based on the Company's historical experience, ten years is a closer approximation of the actual lives of these assets. The change in estimate was applied prospectively. Expenses for the fourth quarter of 2004 were favorably impacted by approximately $1.3 million pretax ($.02 per diluted share) as a result of this change. Expenses for 2005 were favorably impacted by approximately $4.5 million pretax ($.07 per diluted share) as a result of this change.

Vendor rebates. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively. During the quarter ended October 29, 2005, the Company renewed its contract with its primary pharmaceutical wholesaler, AmerisourceBergen Corporation. As noted in prior public filings, the renewal of this contract would, and did impact the Company's financial statements because of the application of the provisions of EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The effect on the financial statements, which occurred during the third quarter, was a deferral of the associated rebates against cost of sales of $2.2 million pretax (estimated at $0.03 per diluted share, after tax). This change in timing had no effect on cash flow for the quarter. While the contract was not due to mature until January 31, 2006, the renewal terms were positive to overall earnings and will benefit the Company through better pricing.

For vendor funding arrangements that were entered into prior to December 31, 2002, and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when earned.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and medical insurance. The Company's liability for self-insurance is determined based on known claims and estimates for future claims cost and incurred but not reported claims. Estimates for future claims costs would include costs and other factors such as the type of injury or claim, required services by providers, healing time, age of claimant, case management costs, location of the claim, and governmental regulations. If future claim trends deviate from recent historical patterns, the Company may be required to record additional expense or expense reductions which could be material to the Company's results of operations. Additional insurance coverage exists for excessive or catastrophic claims.

Stock-based compensation. The Company grants stock options having a fixed number of shares and an exercise price equal to the fair value of the stock on the date of grant to certain executive officers, directors and key employees. Through January 28, 2006, the Company had accounted for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table: (in thousands, except per share amounts)

		2005		2004		2003
Net income:						
As reported	$	**26,094**	$	27,952	$	32,795
Less pro forma effect of stock option grants		**386**		838		900
Pro forma	$	**25,708**	$	27,114	$	31,895
Basic earnings per share:						
As reported	$	**0.66**	$	0.71	$	0.85
Pro forma		**0.65**		0.69		0.82
Diluted earnings per share:						
As reported	$	**0.66**	$	0.71	$	0.83
Pro forma		**0.65**		0.69		0.80

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The FASB concluded that companies can adopt the new standard in one of two ways: the modified prospective transition method, in which the company would recognize share-based employee compensation from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date; or the modified retrospective transition method, in which a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," pursuant to which a company would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. The Company will adopt SFAS No. 123R during the first quarter of fiscal 2006 and will use the modified prospective transition method.

The Company also periodically awards restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company also accounts for restricted stock grants in accordance with APB No. 25 and related interpretations. Under APB No. 25, the Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the restricted stock award is earned by the recipient. The Company recognized compensation expense relating to its restricted stock awards of approximately $509,000, $110,000, and $28,000 in 2005, 2004, and 2003, respectively. *(See Note 7 to the Consolidated Financial Statements for further disclosure relating to stock incentive plans).*

RESULTS OF OPERATIONS

The following table provides a comparison of Fred's financial results for the past three years. In this table, categories of income and expense are expressed as a percentage of sales.

	For the Year Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
Net Sales	**100.0%**	100.0%	100.0%
Cost of goods sold [1]	**71.8**	71.9	71.8
Gross profit	**28.2**	28.1	28.2
Selling, general and administrative expenses [2]	**25.7**	25.4	24.5
Operating income	**2.5**	2.7	3.7
Interest expense, net	**0.1**	0.1	0.0
Income before taxes	**2.4**	2.6	3.7
Income taxes	**0.8**	0.7	1.2
Net income	**1.6%**	1.9%	2.5%

[1] Cost of goods sold includes the cost of the product sold, along with all costs associated with inbound freight.

[2] Selling, general and administrative expenses include the costs associated with purchasing, receiving, handling, securing, and storing the product. These costs are associated with products that have been sold and no longer remain in ending inventory.

FISCAL 2005 COMPARED TO FISCAL 2004

Sales

Net sales increased 10.2% ($147.6 million) in 2005. Approximately $130.7 million of the increase was attributable to a net addition of 58 new stores, and a net addition of 17 pharmacies during 2005, together with the sales of 81 store locations and 17 pharmacies that were opened or upgraded during 2004 and contributed a full year of sales in 2005. During 2005, the Company closed seven stores and three pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 1.2% in 2005, which accounted for $ 16.9 million in sales.

The Company's front store (non-pharmacy) sales increased approximately 12.8% over 2004 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain categories such as food direct (cooler program), beverages, paper and chemicals, tobacco, greeting cards, prepaid products, electronics, and hardware.

Fred's pharmacy sales were 31.3% of total sales in 2005 and 32.6% of total sales in 2004 and continue to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 5.7% over 2004, with third-party prescription sales representing approximately 88% of total pharmacy sales, a decrease from 89% in the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 24 franchised locations increased approximately $1.5 million in 2005 and represented 2.2% of the Company's total sales, as compared to 2.3% in 2004. The increase in sales to franchised locations results primarily from the sales volume increases experienced by the remaining franchise locations during the year. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales increased to 28.2% in 2005 compared to 28.1% in 2004. The increase in gross margin results primarily from higher initial margin in pharmacy products through greater conversions of branded to generic pharmaceuticals.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 25.7% of net sales in 2005 compared with 25.4% of net sales in 2004. The increase for the year results from fuel price increases affecting distribution costs ($3.2 million), higher utilities ($3.3 million) and store repairs and maintenance ($2.2 million). Depreciation expense for 2005 was favorably impacted by approximately $4.5 million from the change in estimated lives of certain store fixtures from five to 10 years in late 2004.

Operating Income

Operating income increased approximately $0.7 million or 1.7% to $40.1 million in 2005 from $39.4 million in 2004. Operating income as a percentage of sales was 2.5% in 2005 down from 2.7% in 2004, due primarily to the above-mentioned increases in selling, general and administrative expenses.

Interest Expense, Net

Net interest expense for 2005 totaled $0.8 million or 0.1% of sales, the same as in the prior year.

Income Taxes

The effective income tax rate increased to 33.5% in 2005 from 27.6% in 2004. The lower tax rate for 2004 resulted primarily from realization of income tax credits that originated in 2003 and 2004 related to the Company's distribution center in Dublin, Georgia. In 2004, $1.7 million of these credits were recognized. These tax credits will continue to benefit the Company in future years.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $112.6 million for state income tax purposes and expire at various times during the period 2006 through 2025. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized. We have provided a reserve for the portion believed to be more likely than not to expire unused.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. We maintain income tax contingency reserves for potential assessments from the federal or other taxing authority. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserve could materially affect the Company's future consolidated operating results in the period of change.

Net Income

Net income for 2005 was $26.1 million (or $0.66 per diluted share) or approximately 6.6% lower than the $28.0 million (or $0.71 per diluted share) reported in 2004.

FISCAL 2004 COMPARED TO FISCAL 2003

Sales

Net sales increased 10.7% ($139.1 million) in 2004. Approximately $111.6 million of the increase was attributable to a net addition of 81 new stores, and a net addition of 17 pharmacies during 2004, together with the sales of 74 store locations and 25 pharmacies that were opened or upgraded during 2003 and contributed a full year of sales in 2004. During 2004, the Company closed six stores and two pharmacy locations. Comparable store sales, consisting of sales from stores that have been open for more than one year, increased 2.2% in 2004 which accounted for $ 27.5 million in sales.

The Company's front store (non-pharmacy) sales increased approximately 10.9% over 2003 front store sales. Front store sales growth benefited from the above mentioned store additions and improvements, and sales increases in certain apparel categories such as ladies, girls, and infants and toddler apparel, food, beverages, tobacco, greeting cards, prepaid products, pets, lawn and garden, electronics, automotive, hardware and small appliances.

Fred's pharmacy sales were 32.6% of total sales in 2004 from 32.4% of total sales in 2003 and continues to rank as the largest sales category within the Company. The total sales in this department, including the Company's mail order operation, increased 11.6% over 2003, with third party prescription sales representing approximately 89% of total pharmacy sales, an increase from the 86% as the prior year. The Company's pharmacy sales growth continued to benefit from an ongoing program of purchasing prescription files from independent pharmacies and the addition of pharmacy departments in existing store locations.

Sales to Fred's 25 franchised locations decreased approximately $1.5 million in 2004 and represented 2.3% of the Company's total sales, as compared to 2.7% in 2003. The decrease in sales to franchised locations results primarily from the closing of one franchise store. It is anticipated that this category of business will continue to decline as a percentage of total Company sales since the Company has not added and does not intend to add any additional franchisees.

Gross Margin

Gross margin as a percentage of sales decreased to 28.1% in 2004 compared to 28.2% in 2003. The decrease in gross margin results primarily from a product mix shift during the third and fourth quarters of the year towards more basic and consumable product categories which typically have lower gross margins than other more discretionary categories such as apparel and home products. We believe a primary reason for this product mix shift was the impact of rising fuel prices on our low-to-middle income shopper. The impact of this product mix shift on the initial margin was approximately 0.3% for the year. This reduction was offset by the positive impact of better store shrinkage control.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were 25.4% of net sales in 2004 compared with 24.5% of net sales in 2003. The increase for the year results from labor expenses and occupancy costs in the stores, higher corporate professional fees associated with our Sarbanes-Oxley 404 internal control compliance work, insurance costs, and fuel price increases affecting distribution costs. During the fourth quarter the Company changed the estimated lives of certain store fixtures from five to ten years. This change resulted in the favorable impact on expenses by approximately $1.3 million.

Operating Income

Operating income decreased approximately $9.7 million or 19% to $39.4 million in 2004 from $49.1 million in 2003. Operating income as a percentage of sales was 2.7% in 2004 from 3.7% in 2003, due primarily to the above-mentioned increases in selling, general and administrative expenses.

Interest Expense, Net

Interest expense for 2004 totaled $0.8 million (or 0.1% of sales) compared to expense of $0.4 million (less than 0.1% of sales) in 2003. The increase in interest expense was attributed to higher inventory levels throughout the year and, to a lesser extent, increases in the bank prime rate.

Income Taxes

The effective income tax rate decreased to 27.6% in 2004 from 32.7% in 2003. The lower tax rate for 2004 resulted primarily from realization of income tax credits that originated in 2003 and 2004 related to the Company's distribution center in Dublin, Georgia. These credits recognized in 2004 amounted to $1.7 million. These tax credits will continue to benefit the Company in future years.

State net operating loss carry-forwards are available to reduce state income taxes in future years. These carry-forwards total approximately $94.5 million for state income tax purposes and expire at various times during the period 2005 through 2024. If certain substantial changes in the Company's ownership should occur, there would be an annual limitation on the amount of carry-forwards that can be utilized.

The Company's estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are described in Note 4 to the Consolidated Financial Statements and reflect the Company's assessment of future tax consequences of transactions that have been reflected in the Company's financial statements or tax returns for each taxing authority in which it operates. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. We maintain income tax contingency reserves for potential assessments from the federal or other taxing authority. The reserves are determined based upon the Company's judgment of the probable outcome of the tax contingencies and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the tax contingency reserve could materially affect the Company's future consolidated operating results in the period of change.

Net Income

Net income for 2004 was $28.0 million (or $0.71 per diluted share) or approximately 15% lower than the $32.8 million (or $0.83 per diluted share) reported in 2003.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital requirements include funding new stores and pharmacies, remodeling existing stores and pharmacies, maintenance of stores and distribution centers, and the ongoing investment in corporate information system technology. Fred's primary sources of working capital have traditionally been cash flow from operations and borrowings under its credit facility. In June 2003, the Company raised proceeds of $5.5 million from the offering of 150,000 Company shares. The Company had working capital of $214.0 million, $206.4 million, and $164.9 million at year-end 2005, 2004, and 2003, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels, net of trade accounts payable, and the level of store openings and closings. Working capital at year-end 2005 increased by approximately $7.6 million from 2004. The increase was primarily attributed to inventory purchased for new store openings scheduled for the first quarter of 2006. The Company plans to open 17 new stores and four new pharmacies during the first quarter of 2006.

Net cash flow provided by operating activities totaled $48.5 million in 2005, $18.4 million in 2004, and $36.2 million in 2003.

In fiscal 2005, cash was primarily used to increase inventories by approximately $30.9 million, or 10%, during the fiscal year. This increase is primarily attributable to our adding a net of 58 new stores, upgrading 12 stores and adding a net of 17 new pharmacies, as well as supporting the increase in comparable store sales. Accounts payable and accrued expenses increased by $12.7 million due primarily to increase in inventory and higher accrued payroll expenses. Income taxes payable increased by approximately $6.2 million due to the increase in the effective tax rate.

In fiscal 2004, cash was primarily used to increase inventories by approximately $37.6 million, or 15%, during the fiscal year. This increase is primarily attributable to our adding a net of 75 new stores, upgrading 30 stores and adding a net of 17 new pharmacies, as well as supporting the increase in comparable store sales. Accounts payable and accrued expenses increased by $2.3 million due primarily to higher accrued expenses. Income taxes payable decreased by approximately $.9 million.

In fiscal 2003, cash was primarily used to increase inventories by approximately $47.9 million during the fiscal year. This increase is primarily attributable to our adding a net of 74 new stores, upgrading 26 stores and adding a net of 25 new pharmacies, as well as supporting the improved comparable store sales. Accounts payable and accrued expenses increased by $16.4 million due primarily to higher inventory purchases. Income taxes payable increased by approximately $.9 million and the net deferred income tax liability increased by approximately $6.0 million primarily as a result of first-year depreciation allowance for income tax purposes.

Capital expenditures in 2005 totaled $27.8 million compared with $31.8 million in 2004 and $48.0 million in 2003. The 2005 capital expenditures included approximately $18.3 million for new stores and pharmacies, $7.1 million for upgrading existing stores and $2.4 million for technology, corporate and other capital expenditures. Rather than purchase the equipment for our refrigerated foods program, the Company decided to enter into operating leases. The 2004 capital expenditures included approximately $22.5 million for new stores and pharmacies, $1.8 million for upgrading existing stores, $5.0 million for the Memphis and Dublin distribution center and $2.5 million for technology, corporate and other capital expenditures. The 2003 capital expenditures included approximately $23.2 million for new stores and pharmacies, $3.4 million for existing stores, $9.0 million related to the completion of the new Georgia distribution center that was completed in April 2004, $2.2 million for the Memphis distribution center and $10.2 million for technology, corporate and other capital expenditures. Cash used for investing activities also includes $3.2 million in 2005, $2 million in 2004, and $.9 million in 2003 for the acquisition of prescription lists and other pharmacy related items.

In 2006, the Company is planning capital expenditures totaling approximately $34.6 million. Expenditures are planned totaling $22.2 million for upgrades, remodels, new stores and pharmacies. Planned expenditures also include approximately $6.5 million for technology upgrades, and approximately $2.8 million for distribution center equipment and capital maintenance. Technology upgrades in 2006 will be made in the areas of financial reporting software, stores POS systems, and pharmacy. In addition the Company also plans expenditures of $3.1 million in 2006 for the acquisition of prescription lists and other pharmacy related items.

Cash and cash equivalents were $3.1 million at the end of 2005 compared to $5.4 million at the end of 2004, compared to $4.7 million at year-end 2003. Short-term investment objectives are to maximize yields while minimizing company risk and maintaining liquidity. Accordingly, limitations are placed on the amounts and types of investments the Company can select.

On October 10, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Seventh Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $20 million and increasing the available credit line to $70 million. The term of the agreement was from October 10, 2005, until December 15, 2005. On December 15, 2005, the available credit line reverted to $50 million. All terms, conditions and covenants remained in place for the Note and credit facility.

On July 29, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Sixth Modification Agreement of the Revolving Loan and Credit Agreement (the "Agreement") dated April 3, 2000, to increase the commitment from the bank from $40 million to $50 million and to extend the term until July 31, 2009. The Agreement bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $273.5 million at January 28, 2006) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $5.7 million and $23.1 million of borrowings outstanding under the Agreement at January 28, 2006, and January 29, 2005, respectively.

On October 19, 2004, the Company and Union Planters providing the credit facility entered into a Fifth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $10 million and increasing the available credit line to $60 million. The term of the agreement was from October 20, 2004 until December 15, 2004, superseding the expiration of the Fourth Modification. On December 15, 2004, the available credit line reverted to $40 million. All terms, conditions and covenants remained in place for the Note and credit facility.

On July 31, 2004, the Company and Union Planters Bank, N.A. ("Union Planters") entered into a Fifth Modification Agreement of the Revolving Loan and Credit Agreement. All terms, conditions and covenants remained in place for the Note and credit facility to replace the April 3, 2000 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below the prime rate or a LIBOR-based rate. The term of the Agreement extends to July 31, 2006.

On June 28, 2004, the Company and Union Planters providing the credit facility entered into a Fourth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase in commitment of $10 million and increasing the available credit line to $50 million. The term of the agreement was from June 28, 2004 until December 28, 2004. All terms, conditions and covenants remained in place for the Note and credit facility.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. On June 6, 2003, the Company raised proceeds of $5.5 million from the offering of 225,000 shares. On September 3, 2003, the Company sold 75,000 shares in common stock for $2.6 million with the intention of purchasing an airplane. Later, the Company decided not to purchase the airplane, whereupon the Company purchased and retired $2.6 million of common stock from the CEO. A Limited Liability Company (LLC) of which the CEO is the sole member purchased the airplane for $4.7 million. The Company entered into a dry lease agreement with the LLC for its usage at the annualized rate of 2.5%. On December 30, 2003, the Company purchased the LLC for $4.7 million. As of January 28, 2006, the Company has 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

The Company believes that sufficient capital resources are available in both the short-term and long-term through currently available cash, cash generated from future operations and, if necessary, the ability to obtain additional financing.

OFF-BALANCE-SHEET ARRANGEMENTS

The Company has no off-balance-sheet financing arrangements.

EFFECTS OF INFLATION AND CHANGING PRICES

The Company believes that inflation and/or deflation had a minimal impact on its overall operations during fiscal years 2005, 2004 and 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

As discussed in Note 5 to the Consolidated Financial Statements, the Company leases certain of its store locations under noncancelable operating leases expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay contingent rent based upon percent of sales, taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases.

The following table summarizes the Company's significant contractual obligations as of January 28, 2006, which excludes the effect of imputed interest:

(Dollars in thousands)	Payments due by period				
Contractual Obligations	Total	< 1 yr	1-3 yrs	3-5 yrs	>5 yrs
Capital Lease obligations (1)	$ 1,143	$ 628	$ 515	$ –	$ –
Revolving loan (2)	5,998	–	5,998	–	–
Operating leases (3)	171,704	41,979	65,956	34,736	29,033
Equipment leases (4)	6,996	1,211	2,413	2,413	959
Inventory purchase obligations (5)	134,439	132,920	1,519	–	–
Industrial revenue bonds (6)	34,587	–	–	–	34,587
Miscellaneous financing	1,142	510	617	15	–
Total Contractual Obligations	$ 356,009	$ 177,248	$ 77,018	$ 37,164	$ 64,579

(1) Capital lease obligations include related interest.

(2) Revolving loan represents principle maturity for the Company's revolving credit agreement and includes estimated interest of $0.292 million on $5.706 million at 5.04% for 1 year.

(3) Operating leases are described in Note 6 to the Consolidated Financial Statements

(4) Equipment leases representing cooler program.

(5) Inventory purchase obligations represent open purchase orders and any outstanding purchase commitments as of January 28, 2006

(6) Industrial revenue bonds are described in Note 3 to the Consolidated Financial Statements.

As discussed in Note 9 to the Consolidated Financial Statements, the Company had commitments approximating $12.0 million at January 28, 2006, on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating $12.9 million at January 28, 2006, utilized as collateral for their risk management programs.

The Company financed the construction of its Dublin, Georgia, distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens development authority. The Company purchased 100% of the bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. The Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected in the consolidated balance sheet.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The FASB concluded that companies can adopt the new standard in one of two ways: the modified prospective transition method, in which the company would recognize share-based employee compensation from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date; or the modified retrospective transition method, in which a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," pursuant to which a company would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. The Company will adopt SFAS No. 123R during the first quarter of fiscal 2006 and will use the modified prospective transition method. We estimate the effect of $.03 per diluted share relating to the expensing of stock options.

In October 2005, the FASB issued FASB Staff Position FAS 123 (R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)" (FSP 123(R)-2). SFAS No. 123 (R) (FAS No. 123R) requires companies to estimate the fair value of share based payment awards when the award has been granted. One of the criteria for determining that an award has been granted is that the employer and its employees have a mutual understanding of the key terms and conditions of the award. Under FSP 123 (R)-2, a mutual understanding is assumed to exist on the date the award is approved by the Board of Directors and the key terms and conditions of the award are expected to be communicated to the individual within a relatively short time period from the date of approval. This FSP 123 (R)-2 is applicable upon initial adoption of SFAS No. 123 (R) or for companies who have already adopted SFAS No. 123R, the first reporting period after the FSP is posted to the FASB website. The Company will adopt the application of this pronouncement in the first quarter of fiscal 2006.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This Statement amends APB Opinion No. 29 Accounting for Nonmonetary Transactions, based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Certain of the disclosure modifications are required for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material effect on the Company's financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of "so abnormal." The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Although the Company will continue to evaluate the application of SFAS 151, management does not believe adoption will have a material impact on its results of operations or financial position.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47) to clarify the guidance included in SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. If amounts cannot be reasonably estimated, certain disclosures are required about the unrecognized asset retirement obligations. FIN 47 was adopted by the Company in fiscal 2005. Adoption of this statement did not have a material impact on the Company's consolidated financial position.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). This Statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in an accounting principle and to any changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. Although the Company will continue to evaluate the application of SFAS No. 154, management does not believe adoption will have a material impact on its results of operations or financial position.

In June 2005, the Emerging Issues Task Force (EITF) released No. 05-6, "Determining the Amortization Period for Leasehold Improvements," was issued. Which provides guidance on determining amortization periods for leasehold improvements purchased after lease inception or acquired in a business combination. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. Leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. As discussed in Note 2 to the Company's Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended January 29, 2005, the Company has already adopted this accounting guidance based on the letter issued by the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants in February 2005.

In October 2005, the FASB issued FASB Staff Position (FSP) FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The FASB concludes in this FSP that rental costs associated with ground or building-operating leases that are incurred during a construction period should be expensed. FASB Technical Bulletin (FTB) No. 88-1, Issues Relating to Accounting for Leases, requires that rental costs associated with operating leases be allocated on a straight-line basis in accordance with FASB Statement No. 13, Accounting for Leases, and FTB 85-3, Accounting for Operating Leases with Scheduled Rent Increases, starting with the beginning of the lease term. The FASB believes there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. As discussed in Note 2 to the Company's Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended January 29, 2005, the Company has already adopted this accounting guidance based on the letter issued by the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants in February 2005.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	For the Years Ended **January 28, 2006**	January 29, 2005	January 31, 2004
Net sales	**$ 1,589,342**	$ 1,441,781	$ 1,302,650
Cost of goods sold	**1,141,105**	1,036,474	934,665
Gross profit	**448,237**	405,307	367,985
Depreciation and amortization	**27,755**	28,148	26,709
Selling, general and administrative expenses	**380,401**	337,733	292,176
Operating income	**40,081**	39,426	49,100
Interest income	**(176)**	(10)	(45)
Interest expense	**1,002**	803	443
Income before income taxes	**39,255**	38,633	48,702
Income taxes	**13,161**	10,681	15,907
Net income	**$ 26,094**	$ 27,952	$ 32,795
Net income per share:			
Basic	**$ 0.66**	$ 0.71	$ 0.85
Diluted	**$ 0.66**	$ 0.71	$ 0.83
Weighted average shares outstanding:			
Basic	**39,632**	39,252	38,754
Diluted	**39,772**	39,532	39,652

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for number of share)	January 28, 2006	January 29, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 3,145**	$ 5,365
Inventories	**303,800**	275,365
Receivables, less allowance for doubtful accounts of $698 and $629, respectively	**20,622**	19,449
Other non trade receivables	**11,181**	11,821
Prepaid expenses and other current assets	**10,790**	9,802
Total current assets	**349,538**	321,802
Property and equipment, at depreciated cost	**139,134**	136,467
Equipment under capital leases, less accumulated amortization of $4,203, and $3,722, respectively	**765**	1,245
Other noncurrent assets, net	**8,704**	5,710
Total assets	**$ 498,141**	$ 465,224
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 78,491**	$ 70,503
Current portion of indebtedness	**510**	18
Current portion of capital lease obligations	**543**	666
Accrued expenses and other	**31,449**	26,708
Deferred income taxes	**18,329**	17,490
Income taxes payable	**6,196**	–
Total current liabilities	**135,518**	115,385
Long-term portion of indebtedness	**6,338**	23,181
Deferred income taxes	**10,494**	7,701
Long-term portion of capital lease obligations	**477**	1,031
Other noncurrent liabilities	**5,719**	3,380
Total liabilities	**158,546**	150,678
Commitments and contingencies (Notes 2,5 and 9)		
Shareholders' equity:		
Preferred stock, nonvoting, no par value, 10,000,000 shares authorized, none outstanding	**–**	–
Preferred stock, Series A junior participating nonvoting, no par value, 224,594 shares authorized, none outstanding	**–**	–
Common stock, Class A voting, no par value, 60,000,000 shares authorized, 39,860,188 shares and 39,692,091 shares issued & outstanding, respectively	**134,218**	132,511
Common stock, Class B nonvoting, no par value, 11,500,000 shares authorized, none outstanding	**–**	–
Retained earnings	**207,643**	184,732
Unearned compensation	**(2,266)**	(2,697)
Total shareholders' equity	**339,595**	314,546
Total liabilities and shareholders' equity	**$ 498,141**	$ 465,224

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands, except share and per share amounts)	Common Stock Shares	Common Stock Amount	Retained Earnings	Deferred Compensation	Total
Balance, February 1, 2003	38,509,888	$ 117,209	$ 130,252	$ (28)	$ 247,433
Cash dividends paid ($.08 per share)	–	–	(3,127)	–	(3,127)
Issuance of restricted stock	1,406	7	–	–	7
Amortization of unearned compensation	–	–	–	28	28
Other issuances	304,167	8,110	–	–	8,110
Other cancellation	(75,000)	(2,646)	–	–	(2,646)
Exercises of stock options	365,178	2,276	–	–	2,276
Income tax benefit on exercise of stock options	–	1,474	–	–	1,474
Net income	–	–	32,795	–	32,795
Balance, January 31, 2004	39,105,639	$ 126,430	$ 159,920	$ –	$ 286,350
Cash dividends paid ($.08 per share)	–	–	(3,140)	–	(3,140)
Issuance of restricted stock	175,969	2,807	–	(2,807)	–
Amortization of unearned compensation	–	–	–	110	110
Other cancellation	(12)	–	–	–	–
Exercises of stock options	410,495	2,297	–	–	2,297
Income tax benefit on exercise of stock options	–	977	–	–	977
Net income	–	–	27,952	–	27,952
Balance, January 29, 2005	**39,692,091**	**$ 132,511**	**$ 184,732**	**$ (2,697)**	**$ 314,546**
Cash dividends paid ($.08 per share)	**–**	**–**	**(3,183)**	**–**	**(3,183)**
Issuance of restricted stock	**476**	**78**	**–**		**78**
Issuance of shares under employee stock purchase	**32,583**	**469**	**–**		**469**
Amortization of unearned compensation	**–**	**–**	**–**	**431**	**431**
Other cancellation	**(5,016)**	**–**	**–**	**–**	**–**
Exercises of stock options	**140,054**	**1,026**	**–**	**–**	**1,026**
Income tax benefit on exercise of stock options	**–**	**134**	**–**	**–**	**134**
Net income	**–**	**–**	**26,094**	**–**	**26,094**
Balance, January 28, 2006	**39,860,188**	**$ 134,218**	**$ 207,643**	**$ (2,266)**	**$ 339,595**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	For the Years Ended January 28, 2006	January 29, 2005	January 31, 2004
Cash flows from operating activities:			
Net income	**$ 26,094**	$ 27,952	$ 32,795
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	**27,755**	28,148	26,709
Provision for uncollectible receivables	**69**	(808)	462
LIFO reserve increase	**2,493**	1,942	1,640
Deferred income tax expense	**3,632**	10,106	5,992
Amortization of unearned compensation	**431**	110	28
Issuance (net of cancellation) of restricted stock	**78**	–	–
Income tax benefit upon exercise of stock options	**134**	977	1,474
(Increase) decrease in operating assets:			
Receivables	**(1,550)**	(3,291)	(5,992)
Inventories	**(30,928)**	(37,559)	(47,882)
Other assets	**(1,011)**	(10,449)	3,668
Increase (decrease) in operating liabilities:			
Accounts payable and accrued expenses	**12,730**	2,250	16,428
Income taxes payable	**6,196**	(930)	930
Other noncurrent liabilities	**2,339**	(55)	(14)
Net cash provided by operating activities	**48,462**	18,393	36,238
Cash flows from investing activities:			
Capital expenditures	**(27,757)**	(31,784)	(48,020)
Asset acquisition(primarily intangibles)	**(3,154)**	(2,006)	(916)
Net cash used in investing activities	**(30,911)**	(33,790)	(48,936)
Cash flows from financing activities:			
Payments of indebtedness and capital lease obligations	**(694)**	(734)	(883)
Proceeds from (repayments of) revolving line of credit, net	**(17,392)**	17,598	5,500
Proceeds from public offering, net of expenses	–	–	8,110
Repurchase of shares	–	–	(2,646)
Proceeds from exercise of stock options and issuances under employee stock purchase plan	**1,498**	2,297	2,276
Dividends paid	**(3,183)**	(3,140)	(3,127)
Net cash (used) provided by financing activities	**(19,771)**	16,021	9,230
Increase (decrease) in cash and cash equivalents	**(2,220)**	624	(3,468)
Cash and cash equivalents:			
Beginning of year	**5,365**	4,741	8,209
End of year	**$ 3,145**	$ 5,365	$ 4,741
Supplemental disclosures of cash flow information:			
Interest paid	**$ 985**	$ 757	$ 417
Income taxes paid	**$ –**	$ 6,400	$ 7,600
Non-cash investing and financial activities:			
Assets acquired through term loan	**$ 1,058**	$ –	$ –

See accompanying notes to consolidated financial statements.

(in thousands, except share and per share amounts)

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business. The primary business of Fred's, Inc. and subsidiaries (the "Company") is the sale of general merchandise through its retail discount stores and full service pharmacies. In addition, the Company sells general merchandise to its 24 franchisees. As of January 28, 2006, the Company had 621 retail stores and 275 pharmacies located in 15 states mainly in the Southeastern United States.

Consolidated Financial Statements. The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions are eliminated.

Fiscal year. The Company utilizes a 52 - 53 week accounting period which ends on the Saturday closest to January 31. Fiscal years 2005, 2004, and 2003, as used herein, refer to the years ended January 28, 2006, January 29, 2005, and January 31, 2004, respectively, all of which had 52 weeks.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and such differences could be material to the financial statements.

Cash and cash equivalents. Cash on hand and in banks, together with other highly liquid investments which are subject to market fluctuations and having original maturities of three months or less, are classified as cash and cash equivalents. Included in accounts payable are outstanding checks in excess of funds on deposit, which totaled $16,490 at January 28, 2006 and $17,851 at January 29, 2005.

Allowance for doubtful accounts. The Company is reimbursed for drugs sold by its pharmacies by many different payors including insurance companies, Medicare and various state Medicaid programs. The Company estimates the allowance on a payor-specific basis, given its interpretation of the contract terms or applicable regulations. However, the reimbursement rates are often subject to interpretations that could result in payments that differ from the Company's estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating the Company's continual review and assessment of the estimation process. Senior management reviews accounts receivable on a quarterly basis to determine if any receivables are potentially uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance account.

Inventories. Warehouse inventories are stated at the lower of cost or market using the FIFO (first-in, first-out) method. Retail inventories are stated at the lower of cost or market as determined by the retail inventory method ("RIM"). Under RIM, the valuation of inventories at cost and the resulting gross margin are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry due to its practicality. Also, it is recognized that the use of the RIM will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, initial markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margin. These significant estimates, coupled with the fact that the RIM is an averaging process, can, under certain circumstances, produce distorted or inaccurate cost figures. Management believes that the Company's RIM provides an inventory valuation which reasonably approximates cost and results in carrying inventory at the lower of cost or market.

For pharmacy inventories, which are $35,542 and $35,105 at January 28, 2006 and January 29, 2005, respectively, cost was determined using the RIM LIFO (last-in, first-out) method in which inventory costs are maintained using the RIM, then adjusted by application of the producer price index published by the U.S. Department of Labor for the cumulative annual periods. The current cost of pharmacy inventories exceeded the LIFO cost by $12,213 at January 28, 2006 and $9,720 at January 29, 2005. The LIFO reserve increased by $2,493, $1,942, and $1,640, during 2005, 2004, and 2003, respectively.

Property and equipment. Property and equipment are carried at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Improvements to leased premises are amortized using the straight-line method over the shorter of the initial term of the lease or the useful life of the improvement. Leasehold improvements added late in the lease term are amortized over the shorter of the remaining term of the lease (including the upcoming renewal option, if the renewal is reasonably assured) or the useful life of the improvement, whichever is lesser. Gains or losses on the sale of assets are recorded at disposal. The following average estimated useful lives are generally applied:

	Estimated Useful Lives
Building and building improvements	8 - 30 years
Furniture, fixtures and equipment	3 - 10 years
Leasehold improvements	3 - 10 years or term of lease, if shorter
Automobiles and vehicles	3 - 5 years
Airplane	9 years

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term (regardless of renewal options), if shorter, and the charge to earnings is included in depreciation expense in the Consolidated Financial Statements.

Leases. Certain operating leases include rent increases during the initial lease term. For these leases, the Company recognizes the related rental expense on a straight-line basis over the term of the lease (which includes the pre-opening period of construction, renovation, fixturing and merchandise placement) and records the difference between the amounts charged to operations and amounts paid as a rent liability. Rent is recognized on a straight-line basis over the lease term, which includes any rent holiday period. Some of our leases provide for contingent rent payments. The Company accrues for contingent rents in the period they become probable.

The Company occasionally receives reimbursements from landlords to be used towards construction of the store the Company intends to lease. The reimbursement is primarily for the purpose of performing work required to divide a much larger location into smaller segments, one of which the Company will use for its store. This work could include the addition or demolition of walls, separation of plumbing, utilities, electric work, entrances (front and back) and other work as required. Leasehold improvements are recorded at their gross costs including items reimbursed by landlords. The reimbursements are initially recorded as a deferred credit and then amortized as a reduction of rent expense over the initial lease term.

Impairment of Long-lived assets. The Company's policy is to review the carrying value of all long-lived assets annually and whenever events or changes indicate that the carrying amount of an asset may not be recoverable, the Company adjusts the net book value of the underlying assets if the sum of expected future cash flows is less than the book value. The adjustment is computed as the difference between estimated fair value and net book value. Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value. Based upon the Company's review as of January 28, 2006 and January 29, 2005, no material adjustments to the carrying value of such assets were necessary.

Vendor rebates and allowances. The Company receives vendor rebates for achieving certain purchase or sales volume and receives vendor allowances to fund certain expenses. The Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16") is effective for arrangements with vendors initiated on or after January 1, 2003. EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor's products or for the promotion of sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. The provisions of this consensus have been applied prospectively.

During the quarter ended October 29, 2005, the Company renewed its contract with its primary pharmaceutical wholesaler, AmerisourceBergen Corporation. As noted in prior public filings, the renewal of this contract would, and did impact the Company's financial statements because of the application of the provisions of EITF 02-16. The effect on the financial statements, which occurred during the third quarter, was a deferral of the associated rebates against cost of sales of $2.2 million pretax (estimated at $0.03 per diluted share, after tax). This change in timing had no effect on cash flow for the quarter. While the contract was not due to mature until January 31, 2006, the renewal terms were positive to overall earnings and will benefit the Company through better pricing.

For vendor funding arrangements that were entered into prior to December 31, 2002 and have not been modified subsequently, the Company recognizes a reduction to selling, general and administrative expenses or cost of goods sold when earned.

Selling, general and administrative expenses. The Company includes buying, warehousing, distribution, depreciation and occupancy costs in selling, general and administrative expenses.

Advertising. The Company charges advertising, including production costs, to expense on the first day of the advertising period. Advertising expense for 2005, 2004, and 2003, was $21,844, $18,084, and $16,956, respectively.

Preopening costs. The Company charges to expense the preopening costs of new stores as incurred. These costs are primarily labor to stock the store, rent, preopening advertising, store supplies and other expendable items.

Revenue Recognition. The Company markets goods and services through Company owned stores and 24 franchised stores as of January 28, 2006. Net sales includes sales of merchandise from Company owned stores, net of returns and exclusive of sales taxes. Sales to franchised stores are recorded when the merchandise is shipped from the Company's warehouse. Revenues resulting from layaway sales are recorded upon delivery of the merchandise to the customer.

The Company also sells gift cards for which the revenue is recognized at time of redemption. The Company records a gift card liability on the date the gift card is issued to the customer. Revenue is recognized and the gift card liability is reduced as the customer redeems the gift card. The Company will recognize as revenue when the likelihood of the gift card being redeemed is remote (gift card breakage). The Company has not recognized any revenue from gift card breakage since the inception of the program in May 2004.

In addition, the Company charges the franchised stores a fee based on a percentage of their purchases from the Company. These fees represent a reimbursement for use of the Fred's name and other administrative costs incurred on behalf of the franchised stores and are therefore netted against selling, general and administrative expenses. Total franchise income for 2005, 2004, and 2003 was $1,891, $1,869, and $1,964, respectively.

Other intangible assets. Other identifiable intangible assets, which are included in other noncurrent assets, primarily represent customer lists associated with acquired pharmacies and are being amortized on a straight-line basis over five years. Intangibles, net of accumulated amortization, totaled $6,097 at January 28, 2006 and $4,115 at January 29, 2005. Accumulated amortization at January 28, 2006 and at January 29, 2005 totaled $8,012 and $10,686, respectively. Amortization expense for 2005, 2004, and 2003, was $2,180, $1,804, and $1,664, respectively. Estimated amortization expense for each of the next five years is as follows: 2006 - $2,076, 2007 - $1,689, 2008 - $1,255, 2009- $811, and 2010 - $250.

Financial instruments. At January 28, 2006, the Company did not have any outstanding derivative instruments. The recorded value of the Company's financial instruments, which include cash and cash equivalents, receivables, accounts payable and indebtedness, approximates fair value. The following methods and assumptions were used to estimate fair value of each class of financial instrument: (1) the carrying amounts of current assets and liabilities approximate fair value because of the short maturity of those instruments and (2) the fair value of the Company's indebtedness is estimated based on the current borrowing rates available to the Company for bank loans with similar terms and average maturities. Most of our indebtedness is under variable interest rates.

Insurance reserves. The Company is largely self-insured for workers compensation, general liability and medical insurance. The Company's liability for self-insurance is determined based on known claims and estimates for future claims cost including incurred but not reported claims. Estimates for future claims costs would include costs and other factors such as the type of injury or claim, required services by providers, healing time, age of claimant, case management costs, location of the claim, and governmental regulations. If future claim trends deviate from recent historical patterns, the Company may be required to record additional expense or expense reductions which could be material to the Company's results of operations.

Stock-based compensation. The Company grants stock options having a fixed number of shares and an exercise price equal to the fair value of the stock on the date of grant to certain executive officers, directors and key employees. Through January 28, 2006, the Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations. Under APB No. 25, compensation expense is generally not recognized for plans in which the exercise price of the stock options equals the market price of the underlying stock on the date of grant and the number of shares subject to exercise is fixed. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," net income and earnings per share would have been reduced to the pro forma amounts indicated in the following table.

		2005		2004		2003
Net income:						
As reported	$	**26,094**	$	27,952	$	32,795
Less pro forma effect of stock option grants		**386**		838		900
Pro forma	$	**25,708**	$	27,114	$	31,895
Basic earnings per share:						
As reported	$	**0.66**	$	0.71	$	0.85
Pro forma		**0.65**		0.69		0.82
Diluted earnings per share:						
As reported		**0.66**		0.71		0.83
Pro forma		**0.65**		0.69		0.80

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value. The FASB concluded that companies can adopt the new standard in one of two ways: the modified prospective transition method, in which the company would recognize share-based employee compensation from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date; or the modified retrospective transition method, in which a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," pursuant to which a company would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. The Company will adopt SFAS No. 123R during the first quarter of fiscal 2006 and will use the modified prospective transition method.

The Company also periodically awards restricted stock having a fixed number of shares at a purchase price that is set by the Compensation Committee of the Company's Board of Directors, which purchase price may be set at zero, to certain executive officers, directors and key employees. The Company also accounts for restricted stock grants in accordance with APB No. 25 and related interpretations. Under APB No. 25, the Company calculates compensation expense as the difference between the market price of the underlying stock on the date of grant and the purchase price, if any, and recognizes such amount on a straight-line basis over the period in which the restricted stock award is earned by the recipient. The Company recognized compensation expense relating to its restricted stock awards of approximately $509, $110, and $28, in 2005, 2004, and 2003, respectively. (See Note 7 for further disclosure relating to stock incentive plans).

Income taxes. The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, the asset and liability method is used for computing future income tax consequences of events, which have been recognized in the Company's Consolidated Financial Statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

Business segments. The Company's operates in a single reportable operating segment.

Comprehensive income. Comprehensive income does not differ from the consolidated net income presented in the consolidated statements of income.

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2005 presentation.

Recent Accounting Pronouncements. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R which requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, effective for public companies for interim or annual periods beginning after June 15, 2005. The FASB concluded that companies can adopt the new standard in one of two ways: the modified prospective transition method, in which the company would recognize share-based employee compensation from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date; or the modified retrospective transition method, in which a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," pursuant to which a company would recognize employee compensation cost in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. The Company will adopt SFAS No. 123R during the first quarter of fiscal 2006 and will use the modified prospective transition method.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets-an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions. This Statement amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Certain of the disclosure modifications are required for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material effect on the Company's financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of "so abnormal." The provisions of SFAS 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Although the Company will continue to evaluate the application of SFAS 151, management does not believe adoption will have a material impact on its results of operations or financial position.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47) to clarify the guidance included in SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. If amounts cannot be reasonably estimated, certain disclosures are required about the unrecognized asset retirement obligations. FIN 47 was adopted by the Company in fiscal 2005. Adoption of this statement did not have a material impact on the Company's consolidated financial position.

In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154"). This Statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in an accounting principle and to any changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires that all voluntary changes in accounting principles are retrospectively applied to prior financial statements as if that principle had always been used, unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and error corrections occurring in fiscal years beginning after December 15, 2005. Management does not believe adoption will have a material impact on its results of operations or financial position.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)" (FSP 123(R)-2). SFAS No. 123(R) (FAS No. 123R) requires companies to estimate the fair value of share based payment awards when the award has been granted. One of the criteria for determining that an award has been granted is that the employer and its employees have a mutual understanding of the key terms and conditions of the award. Under FSP 123(R)-2, a mutual understanding is assumed to exist on the date the award is approved by the Board of Directors and the key terms and conditions of the award are expected to be communicated to the individual within a relatively short time period from the date of approval. This FSP 123(R)-2 is applicable upon initial adoption of SFAS No. 123(R) or for companies who have already adopted SFAS No. 123R, the first reporting period after the FSP is posted to the FASB website. The Company will adopt the application of this pronouncement in the first quarter of fiscal 2006. Management does not believe adoption will have a material impact on its results of operations or financial position.

NOTE 2 - DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

	2005	2004
Property and equipment, at cost:		
Buildings and building improvements	$ 113,861	$ 104,779
Furniture, fixtures and equipment	210,978	193,162
	324,839	297,941
Less accumulated depreciation and amortization	(190,306)	(166,321)
	134,533	131,620
Construction in progress	325	571
Land	4,276	4,276
Total property and equipment, at depreciated cost	$ 139,134	$ 136,467

Depreciation expense totaled $25,094, $25,791, and $24,418, for 2005, 2004, and 2003, respectively. In the fourth quarter of 2004, the Company changed the estimated lives of certain store fixtures from five to ten years. Based on the Company's historical experience, ten years is a closer approximation of the actual lives of these assets. The change in estimate was applied prospectively. Depreciation expenses for the fourth quarter of 2004 were favorably impacted by approximately $1.3 million pretax ($.02 per diluted share) as a result of this change.

Depreciation expenses for 2005 was favorably impacted by approximately $4.5 million pretax ($.07 per diluted share).

	2005	2004
Other non-trade receivables:		
Landlord receivables	$ 477	$ 1,008
Vendor receivables	6,912	5,309
Income tax receivable	225	4,911
Insurance receivable	1,928	-
Other	1,639	593
Total non trade receivables	$ 11,181	$ 11,821

Insurance receivable represents the balance due from our insurance carrier for property damage due to Hurricane Katrina. Claims pending for business interruption coverage will not be recognized until substantially settled.

	2005	2004
Prepaid expenses and other current assets:		
Prepaid advertising	$ 1,724	$ 2,309
Prepaid insurance	942	788
Prepaid rent	3,672	3,174
Supplies	3,424	2,835
Other	1,028	696
Total prepaid expenses and other current assets	$ 10,790	$ 9,802

	2005	2004
Accrued expenses and other:		
Payroll and benefits	$ 7,544	$ 5,821
Sales and use taxes	5,470	3,682
Insurance	8,467	7,887
Other	9,968	9,318
Total accrued expenses and other	$ 31,449	$ 26,708

NOTE 3 - INDEBTEDNESS

On October 10, 2005, the Company and Regions Bank, successor in interest to Union Planters, providing the credit facility entered into a Seventh Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $20 million and increasing the available credit line to $70 million. The term of the agreement was from October 10, 2005 until December 15, 2005, superseding the expiration of the Sixth Modification. On December 15, 2005, the available credit line reverted to $50 million. All terms, conditions and covenants remained in place for the Note and credit facility.

On July 29, 2005, the Company and Regions Bank, successor in interest to Union Planters, entered into a Sixth Modification Agreement of the Revolving Loan and Credit Agreement (the "Agreement") dated April 3, 2000 to increase the commitment from the bank from $40 million to $50 million and to extend the term until July 31, 2009. The Agreement bears interest at 1.5% below the prime rate or a LIBOR-based rate. Under the most restrictive covenants of the Agreement, the Company is required to maintain specified shareholders' equity (which was $273.5 million at January 28, 2006) and net income levels. The Company is required to pay a commitment fee to the bank at a rate per annum equal to 0.15% on the unutilized portion of the revolving line commitment over the term of the Agreement. There were $5.7 million and $23.1 million of borrowings outstanding under the Agreement at January 28, 2006 and January 29, 2005, respectively.

On October 19, 2004, the Company and Union Planters providing the credit facility entered into a Fifth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase of commitment of $10 million and increasing the available credit line to $60 million. The term of the agreement was from October 20, 2004 until December 15, 2004, superseding the expiration of the Fourth Modification. On December 15, 2004, the available credit line reverted to $40 million. All terms, conditions and covenants remained in place for the Note and credit facility.

On July 31, 2004, the Company and Union Planters Bank, N.A. ("Union Planters") entered into a Fifth Modification Agreement of the Revolving Loan and Credit Agreement. All terms, conditions and covenants remained in place for the Note and credit facility to replace the April 3, 2000 Revolving Loan and Credit Agreement, as amended. The Agreement provides the Company with an unsecured revolving line of credit commitment of up to $40 million and bears interest at 1.5% below the prime rate or a LIBOR-based rate. The term of the Agreement extends to July 31, 2006.

On June 28, 2004, the Company and Union Planters providing the credit facility entered into a Fourth Modification Agreement of the Revolving Loan and Credit Agreement to provide a temporary increase in commitment of $10 million and increasing the available credit line to $50 million. The term of the agreement was from June 28, 2004 until December 28, 2004. All terms, conditions and covenants remained in place for the Note and credit facility.

The Company has other miscellaneous financing obligations at January 28, 2006, totaling $1,142, which relate primarily to independent pharmacy acquisitions. The Company's indebtedness under miscellaneous financing matures as follows: 2006 - $510; 2007 - $593; 2008 - $24; and 2009 - $15.

The Company financed the construction of its Dublin, Georgia, distribution center with taxable industrial development revenue bonds issued by the City of Dublin and County of Laurens Development Authority. The Company purchased 100% of the issued bonds and intends to hold them to maturity, effectively financing the construction with internal cash flow. Because a legal right of offset exists, the Company has offset the investment in the bonds ($34.6 million) against the related liability and neither is reflected on the consolidated balance sheet.

NOTE 4 - INCOME TAXES

The provision for income taxes consists of the following:

	2005	2004	2003
Current:			
Federal	$ **10,666**	$ 2,399	$ 9,960
State	**(1,137)**	(1,824)	(45)
	9,529	575	9,915
Deferred:			
Federal	**3,272**	11,102	6,222
State	**360**	(996)	(230)
	3,632	10,106	5,992
	$ **13,161**	$ 10,681	$ 15,907

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	2005	2004
Deferred income tax assets:		
Accrual for incentive compensation	$ **121**	$ 132
Allowance for doubtful accounts	**28**	344
Insurance accruals	**3,020**	2,425
Net operating loss carryforwards	**4,685**	3,940
Postretirement benefits other than pensions	**911**	933
Restructuring costs	**19**	32
Amortization of intangibles	**3,128**	2,619
Total deferred income tax assets	**11,912**	10,425
Less: valuation allowance	**(888)**	(430)
Deferred income tax assets, net of valuation allowance	**11,024**	9,995
Deferred income tax liabilities:		
Property, plant, and equipment	**(18,348)**	(14,795)
Inventory valuation	**(21,433)**	(19,907)
Prepaid expenses	**(66)**	(484)
Total deferred income tax liability	**(39,847)**	(35,186)
Net deferred income tax liability	$ **(28,823)**	$ (25,191)

The net operating loss carryforwards are available to reduce state income taxes in future years. These carryforwards total approximately $112.6 million for state income tax purposes and expire at various times during the period 2006 ($3.8 million) through 2025.

During 2005, the valuation allowance increased $458, and during 2004, the valuation allowance decreased $150. Based upon expected future income, management believes that it is more likely than not that the results of operations will generate sufficient taxable income to realize the deferred tax asset after giving consideration to the valuation allowance.

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	2005	2004	2003
Income tax provision at statutory rate	**35.0%**	35.0%	35.0%
Tax credits, principally jobs	**(2.6)**	(6.0)	(1.9)
State income taxes, net of federal benefit	**(0.6)**	(1.3)	(0.1)
Permanent differences	**0.5**	0.2	(0.2)
Change in valuation allowance	**1.2**	(0.3)	(0.2)
Other	–	–	0.1
Effective income tax rate	**33.5%**	27.6%	32.7%

NOTE 5 - LONG-TERM LEASES

The Company leases certain of its store locations under noncancelable operating leases that require monthly rental payments primarily at fixed rates (although a number of the leases provide for additional rent based upon sales) expiring at various dates through 2029. Many of these leases contain renewal options and require the Company to pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased properties. In addition, the Company leases various equipment under noncancelable operating leases and certain transportation equipment under capital leases. Total rent expense under operating leases was $48,400, $41,573, and $34,770, for 2005, 2004, and 2003, respectively. Total contingent rentals included in operating leases above was $1,247, $1,319, and $1,253, for 2005, 2004, and 2003, respectively. Amortization expense on assets under capital lease for 2005, 2004, and 2003 was $481, $553, and $627, respectively.

Future minimum rental payments under all operating and capital leases as of January 28, 2006 are as follows:

	Operating Leases	Capital Leases
2006	$ 43,190	$ 628
2007	38,335	386
2008	30,033	129
2009	22,150	
2010	14,998	–
Thereafter	29,994	–
Total minimum lease payments	$ 178,700	1,143
Imputed interest		(123)
Present value of net minimum lease payments, including $543 classified as current portion of capital lease obligations		$ 1,020

The gross amount of property and equipment under capital leases was $4,967 at January 28, 2006 and January 29, 2005. Accumulated depreciation on property and equipment under capital leases at January 28, 2006 and January 28, 2005, was $4,203, and $3,722, respectively.

NOTE 6 - SHAREHOLDERS' EQUITY

In 1998, the Company adopted a Shareholders Rights Plan which granted a dividend of one preferred share purchase right (a "Right") for each common share outstanding at that date. Each Right represents the right to purchase one-hundredth of a preferred share of stock at a preset price to be exercised when any one individual, firm, corporation or other entity acquires 15% or more of the Company's common stock. The Rights will become dilutive at the time of exercise and will expire, if unexercised, in October 2008.

On March 6, 2002, the Company filed a Registration Statement on Form S-3 registering 750,000 shares of Class A common stock. The common stock may be used from time to time as consideration in the acquisition of assets, goods, or services for use or sale in the conduct of our business. On June 6, 2003, the Company raised proceeds of $5.5 million from the offering of 225,000 shares. On September 3, 2003, the Company sold 75,000 shares of common stock for $2.6 million with the intention of purchasing an airplane. Later, the Company decided not to purchase the airplane, whereupon the Company purchased and retired $2.6 million of common stock of the CEO. A Limited Liability Company (LLC) of which the CEO is the sole member purchased the airplane for $4.7 million. The Company entered into a dry lease agreement with the LLC for its usage at the annualized rate of 2.5%. On December 30, 2003, the Company purchased the LLC for $4.7 million. As of January 28, 2006, the Company has 301,866 shares of Class A common stock available to be issued from the March 6, 2002 Registration Statement.

On June 5, 2003, the Company announced a three-for-two stock split of its common stock, Class A voting, no par value. The new shares, one additional share for each two shares held by stockholders, were distributed on July 1, 2003 to stockholders of record on June 26, 2003. All share and per share amounts included in the accompanying financial statements have been adjusted to reflect this stock split.

NOTE 7 - EMPLOYEE BENEFIT PLANS

Incentive stock option plan. The Company has a long-term incentive plan under which an aggregate of 2,425,389 shares as of January 28, 2006 (2,535,902 shares as of January 29, 2005) are available to be granted. These options expire five years to seven and one-half years from the date of grant. Options outstanding at January 28, 2006 expire in 2006 through 2012.

Under the plan, stock option grants are made to key employees including executive officers, as well as other employees, as prescribed by the Compensation Committee (the "Committee") of the Board of Directors. The number of options granted is directly linked to the employee's job classification. Options, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Fred's common stock at a price fixed by the Committee. The exercise price for stock options issued under the plan that qualify as incentive stock options within the meaning of Section 422(b) of the Code shall not be less than 100% of the fair value as of the date of grant. The option exercise price may be satisfied in cash or by exchanging shares of Fred's common stock owned by the optionee for at least six months, or a combination of cash and shares. Options have a maximum term of five to seven and one-half years from the date of grant. Options granted under the plan generally become exercisable ten percent during each of the first four years on the anniversary date and sixty percent on the fifth anniversary date. The plan also contains a provision that if the Company meets or exceeds a specified operating income margin during the most recently completed fiscal year that the annual vesting percentage will accelerate from ten to twenty percent during that vesting period. The plan also provides for annual stock grants at the fair value of the stock on the grant date to non-employee directors according to a non-discretionary formula. The number of shares granted is dependent upon current director compensation levels.

A summary of activity in the plan follows:

	2005		2004		2003	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	**1,287,762**	**$16.35**	1,471,269	$12.61	1,207,799	$7.71
Granted	**244,000**	**15.38**	307,315	17.41	669,401	17.69
Forfeited/ canceled	**(143,714)**	**18.50**	(80,327)	6.86	(40,753)	7.81
Exercised	**(140,054)**	**7.33**	(410,495)	5.60	(365,178)	6.27
Outstanding at end of year	**1,247,994**	**16.92**	1,287,762	16.35	1,471,269	12.61
Exercisable at end of year	**433,869**	**16.09**	461,916	13.08	740,568	7.65

The weighted average remaining contractual life of all outstanding options was 5.4 years at January 28, 2006.

The following table summarizes information about stock options outstanding at January 28, 2006.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at January 28, 2006	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Exercisable at January 28, 2006	Weighted Average Exercise Price
$8.00 to $14.88	354,227	5.0	$ 13.45	196,422	$ 12.53
$15.27 to $20.60	807,630	5.7	$ 17.55	201,260	$ 18.07
$23.05 to $34.48	86,137	4.2	$ 25.48	36,187	$ 24.34
	1,247,994			433,869	

Pro forma information regarding net income and earnings per share, as disclosed in Note 1, has been determined as if the Company had accounted for its employee stock-based compensation plans under the fair value method of SFAS No. 123. The weighted average fair value of options granted during 2005, 2004, and 2003 was $7.35, $5.61, and $6.68, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Average expected life (years)	**5.3**	5.7	5.0
Average expected volatility	**46.6%**	41.1%	35.7%
Risk-free interest rates	**4.3%**	1.3%	1.1%
Dividend yield	**0.5%**	0.3%	0.3%

The Black-Scholes option model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Restricted Stock. During 2005, 2004, and 2003, the Company issued a net of 476 and 175,969 and 1,406 restricted shares, respectively. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

Employee stock ownership plan. The Company has a non-contributory employee stock ownership plan for the benefit of qualifying employees who have completed one year of service and attained the age of 18. Benefits are fully vested upon completion of seven years of service. The Company has not made any contributions to the plan since 1996 and the plan owns 278,507 shares of Company stock. All shares are included in shares outstanding for computation of net income per share.

Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan, which was approved by Fred's stockholders, permits eligible employees to purchase shares of our common stock at 85% of its fair market value by payroll deductions up to certain limits. The number of shares of common stock initially reserved for issuance under the Employee Stock Purchase Plan was 1,000,000 shares. As of January 28, 2006, there were 967,415 shares available.

Salary reduction profit sharing plan. The Company has a defined contribution profit sharing plan for the benefit of qualifying employees who have completed one year of service and attained the age of 21. Participants may elect to make contributions to the plan up to a maximum of 15% of their compensation. Company contributions are made at the discretion of the Company's Board of Directors. Participants are 100% vested in their contributions and earnings thereon. Contributions by the Company and earnings thereon are fully vested upon completion of six years of service. The Company's contributions for 2005, 2004, and 2003 were $142, $175, and $207, respectively.

Postretirement benefits. The Company provides certain health care benefits to its full-time employees that retire between the ages of 58 (effective January 1, 2004 this was changed to 62) and 65 with certain specified levels of credited service. Health care coverage options for retirees under the plan are the same as those available to active employees. The Company's change in benefit obligation based upon an actuarial valuation is as follows:

	January 28, 2006	January 29, 2005
Benefit obligation at beginning of year	**$ 583**	$ 759
Service cost	**41**	28
Interest cost	**39**	34
Plan amendments	**–**	(195)
Actuarial gain	**93**	(11)
Benefits paid	**(25)**	(32)
Benefit obligation at end of year	**$ 731**	$ 583

A reconciliation of the Plan's funded status to accrued benefit cost follows:

	January 28, 2006	January 29, 2005
Funded status	**$ (731)**	$ (583)
Unrecognized net actuarial gain	**(1,404)**	(1,586)
Unrecognized prior service cost	**(171)**	(185)
Accrued benefit costs	**$ (2,306)**	$ (2,354)

The medical care cost trend used in determining this obligation is 9.0% effective December 1, 2004, decreasing annually before leveling at 5.0% in 2015. To illustrate the trend rate used, increasing the health care cost trend by 1% would increase the effect on the total of service cost and interest cost by $10 and the accumulated postretirement benefit obligation ("APBO") by $67. Decreasing the health care cost trend by 1% would decrease the effect on the total of service cost and interest cost by $8 and the APBO by $60. The discount rate used in calculating the obligation was 5.75% in 2005 and 2004. There was no reduction in

APBO related to benefits attributed to past service and the effect on the measurement of the net periodic postretirement benefit cost was $14 as of January 28, 2006. The net periodic benefit cost decreased in 2004 due to changes in actuarial assumptions regarding turnover, participation in the plan, the medical inflation rate and the rate of contribution by participants. The reduction in APBO related to benefits attributed to past service was $115 and the effect on the measurement of the net periodic postretirement benefit cost was $13 as of January 29, 2005.

The annual net postretirement cost is as follows:

	For the Years Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
Service cost	**$ 41**	$ 28	$ 36
Interest cost	**39**	34	45
Amortization of prior service cost	**(13)**	(14)	(1)
Amortization of unrecognized prior service cost	**(90)**	(103)	(107)
Net periodic postretirement benefit cost	**$ (23)**	$ (55)	$ (27)

The Company's policy is to fund claims as incurred.
Information about the expected cash flows for the postretirement medical plan follows:

Expected Benefit Payments (net of retiree contributions)	Postretirement Medical Plan
2006	$ 44
2007	49
2008	58
2009	58
2010	63
2011 - 2015	383

NOTE 8 - NET INCOME PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities to issue common stock were exercised into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Restricted stock is considered contingently issuable and is excluded from the computation of basic earnings per share.

A reconciliation of basic earnings per share to diluted earnings per share follows:

	For the Years Ended								
	January 28, 2006			January 29, 2005			January 31, 2004		
	Income	**Shares**	**Per Share Amount**	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic EPS	**$ 26,094**	**39,632**	**$ 0.66**	$ 27,952	39,252	$0.71	$ 32,795	38,754	$0.85
Effect of Dilutive Securities		**140**			280			898	
Diluted EPS	**$ 26,094**	**39,772**	**$ 0.66**	$ 27,952	39,532	$0.71	$ 32,795	39,652	$0.83

Options to purchase shares of common stock that were outstanding at the end of the respective fiscal year were not included in the computation of diluted earnings per share when the options' exercise prices were greater than the average market price of the common shares. There were 89,404 and 94,028 such options outstanding at January 28, 2006 and January 29, 2005. There were no such options outstanding at January 31, 2004.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Commitments. The Company had commitments approximating $12.0 million at January 28, 2006 and $12.6 million at January 29, 2005 on issued letters of credit, which support purchase orders for merchandise. Additionally, the Company had outstanding letters of credit aggregating approximately $12.9 million at January 28, 2006 and $10.8 million at January 29, 2005 utilized as collateral for its risk management programs.

Litigation. The Company is a party to several pending legal proceedings and claims arising in the normal course of business. Although the outcome of the proceedings and claims cannot be determined with certainty, management of the Company is of the opinion that it is unlikely that these proceedings and claims will have a material adverse effect on the financial statements as a whole. However, litigation involves an element of uncertainty. Future developments could cause these actions or claims to have a material adverse effect on the results of the financial statements as a whole.

NOTE 10 - SALES MIX

The Company manages its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of January 28, 2006, all of the Company's operations were located within the United States.

The Company's sales mix by major category during the last 3 years was as follows:

	For the Years Ended		
	January 28, 2006	January 29, 2005	January 31, 2004
Pharmaceuticals	**31.3%**	32.6%	32.4%
Household Goods	**25.0%**	23.7%	23.6%
Apparel and Linens	**13.8%**	14.1%	14.2%
Food and Tobacco Products	**11.2%**	10.7%	10.2%
Health and Beauty Aids	**8.0%**	8.6%	8.8%
Paper and Cleaning Supplies	**8.5%**	8.0%	8.1%
Sales to Franchised Fred's Stores	**2.2%**	2.3%	2.7%
Total Sales Mix	**100.0%**	100.0%	100.0%

NOTE 11 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The Company's unaudited quarterly financial information for the fiscal years ended January 28, 2006 and January 29, 2005 is reported below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR ENDED JANUARY 28, 2006				
Net sales	**$ 382,738**	**$ 373,319**	**$ 376,754**	**$ 456,531**
Gross profit	**109,029**	**104,731**	**108,812**	**125,664**
Net income	**6,722**	**3,483**	**6,321**	**9,568**
Net income per share				
Basic	**0.17**	**0.09**	**0.16**	**0.24**
Diluted	**0.17**	**0.09**	**0.16**	**0.24**
Cash dividends paid per share	**0.02**	**0.02**	**0.02**	**0.02**
YEAR ENDED JANUARY 29, 2005				
Net sales	$ 341,486	$ 340,850	$ 349,139	$ 410,306
Gross profit	96,794	93,970	101,249	113,294
Net income	7,202	2,922	7,416	10,412
Net income per share				
Basic	0.18	0.07	0.19	0.27
Diluted	0.18	0.07	0.19	0.27
Cash dividends paid per share	0.02	0.02	0.02	0.02

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Fred's, Inc.
Memphis, Tennessee

We have audited the accompanying consolidated balance sheets of Fred's, Inc. as of January 28, 2006 and January 29, 2005 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the periods ended January 28, 2006 and January 29, 2005. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fred's Inc at January 28, 2006 and January 29, 2005, and the results of its operations and its cash flows for each of the two years in the period ended January 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedules present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fred's Inc.'s internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 12, 2006 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Memphis, Tennessee
April 12, 2006

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Fred's, Inc.

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of Fred's, Inc. and subsidiaries (the "Company") for the year ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the year ended January 31, 2004 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Ernst & Young LLP
Memphis, Tennessee
April 5, 2004,
except for the effect of the matters described in Note 2, Restatement of Financial Statements, to the consolidated financial statements included in the Annual Report (Form 10-K) for the year ended January 29, 2005 (not presented herein), as to which the date is April 29, 2005

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Fred's, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a - 15(f) under the Securities Exchange Act of 1934. Fred's, Inc. internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the fair and reliable preparation and presentation of the Consolidated Financial Statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Fred's, Inc. assessed the effectiveness of the company's internal control over financial reporting as of January 28, 2006. In making its assessment, the Company used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on its assessment, management has concluded that the Company's internal control over financial reporting is effective as of January 28, 2006.

Our assessment of the effectiveness of internal control over financial reporting as of January 28, 2006 has been audited by BDO Seidman, LLP, the independent registered public accounting firm who also audited our Consolidated Financial Statements. BDO Seidman's attestation report on management's assessment of internal control over financial reporting is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Fred's, Inc.
Memphis, Tennessee

We have audited management's assessment, included in the accompanying Management's Report on Internal control Over Financial Reporting, that Fred's, Inc. (the "Company") maintained effective internal control over financial reporting as of January 28, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO control criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion of the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain responsible assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures my deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 28, 2006, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2006, based on the COSO control criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of January 28, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the periods ended January 28, 2006, and January 29, 2005, and our report dated April 12, 2006 expressed an unqualified opinion on those consolidated financial statements.

BDO Seidman, LLP

April 12, 2006
Memphis, Tennessee

DIRECTORS AND OFFICERS

Board of Directors

Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.

John R. Eisenman
Real Estate Investments
REMAX Island Realty, Inc.
Former President of Sally's, Inc.
(a restaurant chain)
Former commercial real estate developer

Roger T. Knox
President Emeritus
Memphis Zoological Society
Former Chairman of the Board and
Chief Executive Officer
Goldsmith's Department Stores
(retailing)

B. Mary McNabb
Retired
Former Chief Executive Officer
Garden Ridge
(retailing)

John D. Reier
President
Fred's Inc.

Thomas J. Tashjian
Private Investor

Gerald E. Thompson R.Ph
Retired
Former Senior Vice President
of Pharmacy Services
Eckerd Corporation

Executive Officers

Michael J. Hayes
Chief Executive Officer

John D. Reier
President

Jerry A. Shore
Executive Vice President and Chief
Financial Officer

Douglas J. Tate
Executive Vice President --
Chief Operating Officer

John A. Casey
Executive Vice President --
Pharmacy Acquisitions

Dennis K. Curtis
Executive Vice President --
Store Operations

James R. Fennema
Executive Vice President
and General Merchandise Manager

Rick A. Chambers
Senior Vice President –
Pharmacy Operations

Charles S. Vail
Corporate Secretary, Vice President – Legal
Services and General Counsel

CORPORATE INFORMATION

Corporate Offices
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee 38118
(901) 365-8880

Web Address
www.fredsinc.com

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Memphis, Tennessee

Outside General Counsel
Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Memphis, Tennessee

Annual Report on Form 10-K
Shareholders of record may obtain a copy of the Company's Annual Report on Form 10-K for the year ended January 28, 2006, as filed with the Securities and Exchange Commission, without charge upon written request to Jerry A. Shore, Executive Vice President and Chief Financial Officer. In addition, we make available free of charge through our website at www.fredsinc.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after we electronically file such material with the SEC, and may be found using "Stock Links" under the "Investor Relations" section of our website.

Annual Meeting of Shareholders
The 2006 annual meeting of shareholders will be held at 6:00 p.m. Eastern Daylight Time on Wednesday, June 21, 2006, at the Holiday Inn Express, 2192 S. Highway 441, Dublin, Georgia. Shareholders of record as of April 28, 2006, are invited to attend this meeting.

Stock Market Information
The Company's common stock trades on the NASDAQ National Market under the symbol FRED (CUSIP No. 356108-10-0). At April 28, 2006, the Company had an estimated 19,000 shareholders, including beneficial owners holding shares in nominee or street name.

The table below sets forth the high and low stock prices, together with cash dividends paid per share, for each fiscal quarter in the past two fiscal years.

	High	Low	Dividends Per Share
2005			
Fourth	**$ 17.38**	**$ 14.42**	**$ 0.02**
Third	**$ 19.41**	**$ 11.84**	**$ 0.02**
Second	**$ 19.96**	**$ 13.92**	**$ 0.02**
First	**$ 18.86**	**$ 14.31**	**$ 0.02**
2004			
Fourth	$ 19.86	$ 15.27	$ 0.02
Third	$ 18.82	$ 13.89	$ 0.02
Second	$ 23.50	$ 17.28	$ 0.02
First	$ 28.65	$ 18.37	$ 0.02

FRED'S

4300 New Getwell Road
Memphis, Tennessee 38118